Exhibit 99.2

PENN WEST POLICIES

CODE OF BUSINESS

CONDUCT AND ETHICS

Approved by: Board of Directors

Date: effective as of January 1, 2011

INTRODUCTION

At Penn West, we have always recognized the value of growing and developing trusting relationships with our employees, contractors, vendors, landowners, investors and the community at large. These relationships are based on integrity and trust and our commitment to maintaining high ethical standards throughout our day-to-day dealings with others.

For Penn West’s reputation to be maintained, we require high standards of professional and ethical conduct from all of our Representatives. This Code reflects our commitment to a culture of honesty, integrity, respect and accountability and outlines the basic principles and policies with which all Representatives are expected to comply. Penn West demands a high level of personal conduct from all Representatives and any other Company agents or representatives.

In order to ensure Penn West’s success, we must do what is required by law and must do what is right. The test for this is simple, ask yourself if there is any reason you would not want a co-worker, an associate, a neighbour or the government to be fully aware of your conduct and motives? Is anyone’s life, health or safety, or the environment endangered by the action? If these questions cannot quickly be answered ‘No’, then you need to rethink your actions and talk to a supervisor. If there is any confusion with regards to complying with both the letter and the spirit of our Policies and all applicable laws and regulations, you are expected to seek guidance.

Please read this Code carefully and if you need to refer to it, you can find it on our website. All Representatives of Penn West are expected to have an understanding of this Code. While it takes time to build a reputation of trust and integrity, a single thoughtless or unethical act can destroy what we have carefully built over years.

In this Policy, Penn West Petroleum Ltd. and its subsidiaries are referred to as “Penn West” or “the Company.”

Except where stated otherwise in the Policy, this Policy applies to the Directors, Officers, employees and individual consultants and contractors of Penn West (collectively, “Representatives”).

“Director” means any member of the board of directors of Penn West. Petroleum Ltd.

“Officer” means any officer of Penn West Petroleum Ltd., as appointed by the Board of Directors of Penn West Petroleum Ltd.

“Executive Officer” is a subset of the term “Officer” and means any one of the Chief Executive Officer, the President, the Executive Vice Presidents or Senior Vice Presidents of Penn West Petroleum Ltd.

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Management Commitment

Penn West’s management is committed to living up to high standards of ethical behaviour and integrity. This Code has been approved by our Board of Directors and has been read, discussed and adopted by all of our Directors and Officers. We believe that effective corporate governance begins with a strong Board, able to act independently. Our Board consists of a majority of outside, independent Directors all of whom have read, committed to and directed management to enforce this Code.

Every day, decisions are made in the conduct of our business. As individuals, we are all accountable for making the right decisions for the right reasons. This Code of Business Conduct and Ethics provides guidance for our decisions.

COMMITMENTS AND RESPONSIBILITIES

To our Employees

Penn West is committed to treating all Representatives with dignity, respect and fairness. We will value and respect their rights and their contribution to our success. We will provide compensation and benefits that are fair and competitive with our peers.

Penn West’s commitment to our Representatives is to provide a safe and healthy workplace. We must all take responsibility for understanding the health, safety and environmental rules and regulations that apply to the tasks we perform and for taking the appropriate precautions to protect ourselves and our fellow Representatives from accidents, injury or unsafe conditions. Accidents, injuries, unsafe equipment, practices or conditions need to be reported immediately. Penn West will regularly monitor and review its health and safety as well as its environmental performance and strive for continual improvement.

Penn West values the diversity of its Representatives and is committed to providing equal opportunity in all aspects of employment. Conduct that makes someone feel uncomfortable or unwelcome will not be tolerated. Representatives are encouraged to speak out if they have concerns with regards to their workplace environment and report harassment, whether verbal, physical or visual, when it occurs.

Business Ethics

Penn West is committed to its affairs being conducted with honesty, integrity, accountability and fairness on the part of its Representatives and other business partners.

We will deal honestly and fairly with our suppliers, contractors, fellow Representatives and competitors. We will not take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other dishonest or unfair practices.

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Accuracy of Penn West Records and Reporting

Full, fair, timely, understandable, honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. Penn West’s records are relied upon to produce reports for Penn West’s management, shareholders, creditors, government agencies and others. Our financial statements and the books and records on which they are based must completely, accurately and fairly reflect all corporate transactions and conform to all legal requirements and applicable accounting principles and policies.

All Representatives have a responsibility to ensure the accuracy and completeness of records and communications and the correct classification of transactions as to accounts, departments or accounting periods. Access to assets must be authorized, and all transactions must be authorized, properly recorded, supported by the appropriate documentation in reasonable detail and comply with generally accepted accounting principles and guidelines, audit procedures and other such controls. The accuracy of our accounting records must be verified at reasonable intervals by comparing the records with the existing assets and liabilities, and by taking appropriate action with respect to any differences. We will never destroy or alter documents or records so as to hide the documents or our actions.

Penn West believes in open access for its auditors, independent engineers and other advisors to all of its documents and records as required and full and open communication with respect to their engagement. It is illegal to fraudulently influence, coerce, manipulate or mislead an auditor who is auditing Penn West’s financial statements.

Business records and communications often become public through legal or regulatory process or the media. This includes
e-mail, voice mail or memos and hence Representatives should not record inappropriate notes or comments that would embarrass them or Penn West should they be made public.

Directors, Officers and senior financial managers are also required to comply with the Code of Ethics for Officers and Senior Financial Management, and review and execute the Compliance Affirmation for Oversight Staff.

Communication

Penn West is committed to complying with all applicable legal and regulatory requirements related to the disclosure of material information as detailed in Penn West’s Disclosure Policy. From time to time an Representative of Penn West may become aware of material information related to our business operations and financial results and condition. Such individuals shall provide full, true and plain disclosure of all material information in accordance with the obligations set out in Penn West’s Disclosure Policy and applicable laws and regulations.

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Conflicts of Interest

As representatives of Penn West, Representatives must never let our personal interests interfere with, or appear to interfere in any way with, the interests of Penn West and/or our ability to perform our work effectively. The ability to make objective business decisions can be compromised if a Representative has personal or financial interests that conflict with Penn West’s interests. Conflicts of interest may also arise when a Representative or a member of his or her family, receives improper personal benefits as a result of his or her position in Penn West. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between Penn West and any other organization in which you or a family member have an interest. If you have an actual or apparent conflict of interest, it should be disclosed to an Executive Officer or the Board of Directors. Penn West does not provide loans to employees unless expressly authorized by the Board of Directors.

Representatives are prohibited from taking for themselves opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.

Penn West is engaged in the oil and gas business. In general, the private investment activities of Representatives are not prohibited; however, should an existing investment pose a potential conflict of interest, the potential conflict should be disclosed to the President or the Chief Executive Officer. Any other activities posing a potential conflict of interest should also be disclosed to an Executive Officer or the Board of Directors. Any such potential conflicts of interests will be dealt with openly with full disclosure of the nature and extent of the potential conflicts of interests with Penn West.

It is acknowledged that Directors of Penn West may be directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with Penn West. No Officer or employee of Penn West should be a director, officer or employee of any other entity engaged in the oil and gas business unless expressly authorized by the Board of Directors. Passive investments in public or private entities of less than one per cent of the outstanding shares will not be viewed as “competing” with Penn West. Any Director of Penn West who is actively engaged in the management of, or who owns an investment of one per cent or more of the outstanding shares, in public or private entities engaged in the oil and gas business shall disclose such holding to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which reasonably affects such person’s ability to act with a view to the best interests of Penn West, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of Penn West.

Confidentiality

In the normal course of our business, Representatives may become aware of confidential information. Confidential information is information of a proprietary, technical, business, or financial nature, and includes all information that might be of use to Penn West’s

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competitors, or be harmful to Penn West or its customers, if disclosed. Confidential information may be our own or may be information from partners, or business associates. In all cases, Representatives of Penn West must not disclose confidential information to any person outside of Penn West unless authorized to do so or legally compelled and must take reasonable care to protect confidential information from theft or unauthorized access. Representatives are obligated to preserve the confidentiality of information entrusted to them even after they leave Penn West, except when disclosure is authorized or legally compelled.

Privacy

In conducting our business, Penn West needs to collect, use and retain records and information about its Representatives, vendors, landowners, shareholders and other business associates. We value and respect the rights of these individuals to personal privacy. We collect and use only information that is necessary for us to administer our business effectively, efficiently and in a safe and reliable fashion. This information is only for the stated internal use of Penn West and will not be shared or used for other purposes unless permitted and required by law.

Insider Trading

The market price of Penn West’s common shares is based on public knowledge about our results and prospects. The markets rely on all participants having equal access to all public information. As Representatives of Penn West, from time-to-time, we have material knowledge about Penn West or another company that we do business with, that has not yet been disclosed to the general public. Insider trading legislation prohibits individuals from trading on this information, or providing this information to others. Please see Penn West’s “Blackouts and Insider Trading Restrictions” Policy (also contained in Penn West’s Disclosure Policy) for more information and requirements with respect to insider trading, which policies are expressly incorporated into, and form part of, this Code of Conduct.

Protection and Proper Use of Penn West Assets

We are each entrusted with Penn West’s assets that we must protect from loss, damage, misuse or theft. Penn West’s assets may only be used for legitimate business purposes and may never be used for illegal purposes. Penn West demands that its workplace be free from the influence of any substances that could impair, or reasonably be considered to impair, the orderly, safe and effective conduct of its business.

The obligation to protect Penn West’s assets is not limited to physical assets but extends to proprietary information. Proprietary information includes any information that is not generally known to the public, would be helpful to our competitors, or harmful to our competitive positions.

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Compliance with Laws, Rules and Regulations

Compliance with both the letter and the spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All Representatives must respect and obey the laws of all jurisdictions in which we operate.

Compliance with Competition and Antitrust Laws

Penn West believes in fair and open competition, and strictly adheres to the requirements of competition and antitrust laws of the jurisdictions in which we operate. These laws generally prohibit collusion between firms and other unfair business conduct that would lessen competition.

Compliance with Environmental Laws

Penn West takes its responsibility to conduct its business in a safe and reliable manner with respect for the environment very seriously. Penn West will strictly comply with all environmental legislation in all aspects of our work. Penn West will monitor its environmental performance and will look for ways to reduce and prevent waste, emissions, spills and other releases from our operations so as to minimize, wherever possible, our impact on the environment.

Gifts and Entertainment

The exchange of gifts and entertainment is a common practice in most business communities and is designed to develop and foster goodwill among business partners. Accepting gifts and entertainment can cause problems when they compromise – or appear to compromise – our ability to make fair and objective business decisions. If the value of the invitation or gift is reasonably expected to exceed $250:

(a)	approval by an Officer of Penn West is required,

(b)	in the case of an Officer of Penn West who is not an Executive Officer, approval by an Executive Officer is required,

(c)	in the case of an Executive Officer, approval by the President or Chief Executive Officer is required, and

(d)	in the case of the President or the Chief Executive Officer, approval by the Chair of the Governance Committee is required.

No gift or entertainment should be accepted, or offered, if it will unfairly influence a business relationship in any way.

There are many factors that influence whether a gift or entertainment is normal and customary. Gifts or entertainment should be moderate, reasonable and in good taste, be of a style or value commonly accepted for business occasions and should not be unusual for the recipient’s job or community. The exchange must create no obligation or sense of obligation and should occur infrequently.

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Business entertainment can present situations where discretion is required since some commonly accepted business invitations can include recreational opportunities or event tickets that are of significant value. In these cases the recipient should ensure that there is a valid business development reason for attending and that there will be representation from other business executives at the event. As transportation costs for events can also be significant, payment of these costs by another party is not acceptable and will be covered by Penn West if there is a valid business reason to accept the invitation.

Use of Penn West IT and Electronic Equipment and Data and Software

Penn West provides computers, electronic equipment, Internet access, software and electronic data to assist Representatives in their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Penn West has a formal Policy with regards to the use of computers and information technology equipment that all Representatives who use such computers and information technology equipment have signed and are expected to be aware of and comply with.

Political Activities and Contributions

We respect and support the right of our Representatives to participate in political activities of their choice provided that their involvement is kept separate from their role as a Representative of Penn West. Representatives must take care to represent their views as their own and not those of Penn West. These activities should not be conducted on Penn West time or involve the use of any Company resources such as telephones, computers or supplies unless specifically approved by an Executive Officer of Penn West.

There are laws and regulations pertaining to political contributions made both in dollars and in “kind”. Where Penn West deems appropriate, it may occasionally choose to make such contributions but only when authorized by the President or the Chief Executive Officer, and only when the contribution is legal and appropriate for corporations such as Penn West.

Payments to Domestic and Foreign Officials

We will not make payments of any sort to government officials to obtain a favourable decision or to attract or retain business. We will comply with the U.S. Foreign Corrupt Practices Act (FCPA) and all other laws prohibiting improper payments to domestic and foreign officials. While the FCPA does permit “facilitating” payments, Penn West’s policy is to avoid such payments.

Reporting of Illegal or Unethical Behaviour

Employees, Officers, individual consultants and individual contractors are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and all Representatives are encouraged to report any concerns they have about violations of laws, rules, regulations or this Code. Penn West will not allow any retaliatory action against any Representative who, in good faith,

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reports a possible violation or concerns. Reference is made to the Penn West Whistle Blower Policy for information about the submission of anonymous submissions about possible violations of this Policy.

Procedures for Addressing Accounting Related Complaints

Representatives having concerns with regards to questionable accounting, internal accounting controls, auditing or financial reporting or other matters are asked to submit their concerns in confidence using Penn West’s Whistle Blower Hotline, or otherwise, in accordance with the terms of Penn West’s Whistle Blower Policy. Details of how a confidential submission can be filed are provided on the Penn West intranet under “Whistle Blower” and on the website under “Governance/Policies & Procedures”. Complaints shall be dealt with in a confidential manner to the extent possible and will be promptly forwarded to the Audit Committee Chair. The Audit Committee will review all such complaints and communicate their findings and recommendations to the full Board of Directors pursuant to the terms of the Whistle Blower Policy.

Compliance Procedures

This Code is not intended to address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by Policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances you are encouraged to use your common sense and to contact your supervisor, manager or other appropriate person for guidance. An employee who fails to comply with this Code, or its intent, or who knowingly permits or directs an employee or individual consultant or contractor under his or her leadership to not comply with this Code, will be subject to disciplinary action up to and including termination of employment with cause.

Waivers

No provision of this Code will be waived in respect of a Director or Executive Officer unless expressly approved by the Board of Directors. Any waiver of this Code in respect of a Director or Officer shall be disclosed to Penn West’s shareholders by posting any such waiver to the Penn West website promptly after Board approval and as otherwise required by law, regulation or stock exchange requirement. For greater certainty, the exercise of discretion by an Executive Officer or the Board of Directors, in compliance with this Code, shall not be considered a “waiver” of this Code.

Certification procedures

To assist with the communication of this Code and to ensure that all Representatives understand and comply with it, the following certification procedures have been established:

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New Representatives engaged by Penn West for the first time will be required to certify their review, understanding of and agreement to be bound by, this Code as a condition of employment or contractual arrangement.

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All Directors, officers and senior managers will be required to annually certify their review of, understanding of, and agreement to be bound by this Code annually for both the preceding year and the current time.

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This Code will be reviewed by Penn West annually and revised as determined appropriate by the Board and senior management and reasonable efforts will be made to inform all Representatives of revisions to this Code.

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The approved version of this Code is electronically stored on the website. This is an uncontrolled copy when printed. Individuals are requested to ensure that the effective date on any printed version is the same as the electronic version.

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The following is the required certification required under this Code: I, (name), hereby acknowledge that I have read, understand and agree to comply at all times with the Code of Business Conduct and Ethics. I am aware of where to access a copy of the Code when reference to it is required. I understand that non-compliance with the Code may result in disciplinary action up to and including termination of employment or contractual arrangement with cause and without notice or payment in lieu of notice.

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